March 16, 2010

Mr. Rufus Decker
Accounting Branch Chief
Securities and Exchange Commission
100 F. Street, N.E.
Washington, DC 20549

RE: BlueStar Financial Group, Inc.   File number 333-152959

This letter is in response to your letter dated February 23, 2010 in which you requested that we inform you as to how we intend to address any re-audit requirements related to historical financial statement periods audited by the Blackwing Group, LLC.

We will have the historical financial statement periods re-audited at the earlier of the filing of a registration statement or the filing of the annual Form 10K.  BlueStar has a June 30 fiscal year end, so the re-audits will take place and be filed no later than September 30, 2010.

Respectfully,

______________________
Richard A. Papworth, CEO